                                       OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934



                         Lawyers Title Corporation
                              (Name of Issuer)

                               Common Stock

---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                 521029108
                              (CUSIP Number)

                         Carolyn S. Reiser, Esq.
                       Shartsis Friese & Ginsburg
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 30, 1995
          Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /XX/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 521029108                               Page 3 of * Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Brookhaven Capital Management Co., Ltd.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /XX/
                                                            (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 9,500
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  502,611
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  9,500
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              502,611
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     512,111
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 521029108                                    Page 4 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Vincent A. Carrino
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 15,500
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  358,061
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  15,500
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              358,061
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     373,561
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 521029108                                    Page 5 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Cadence Fund, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  206,900
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              206,900
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     206,900
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.0
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 521029108                                    Page 6 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Focused Capital Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  151,161
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              151,161
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     151,161
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.7
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 521029108                               Page 7 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Daniel R. Coleman
---------------------------------------------------------------------------
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /XX/
                                                            (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  358,061
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              358,061
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     358,061
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.0
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 521029108                                    Page 8 of 13 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Lawyers Title Corporation ("LTC"). The principal executive office of LTC is located at 6630 West Broad Street, Richmond, Virginia 23230.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Focused Capital Partners, L.PL., a Delaware limited partnership ("FCP") (formerly called Brookhaven Partners, L.P.); Cadence Fund, L.P., a Delaware limited partnership ("CF"); Brookhaven Capital Management Co., Ltd., a New York corporation ("BCM"); Vincent A. Carrino ("Carrino"); and Daniel R. Coleman ("Coleman").

     (b) The business address of BCM, FCP, CF and Carrino is 3000 Sandhill Road, Building 4, Suite 130, Menlo Park, California 94025. The business address of Coleman is 500 108th Avenue NE, Suite 380, Bellevue, Washington 98004.

     (c) BCM is an investment adviser to various accounts including FCP and CF, which are investment limited partnerships. Carrino and Coleman are the general partners of FCP and CF. Carrino is the sole director and president of BCM.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Carrino and Coleman are citizens of the United States of America.

SCHEDULE 13D

CUSIP No. 521029108                                    Page 9 of 13 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

BCM            Working Capital               $  101,267
BCM            Funds Under Management(1)     $7,242,299
CF             Working Capital               $3,023,426
FCP            Working Capital               $2,125,401
Carrino        Funds Under Management        $  223,820

(1)  Includes funds of CF and FCP invested in Stock.


ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of Stock reported herein was initially for investment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


          Aggregate
          Beneficially
          Owned                 Voting Power        Dispositive Power
Name      Number    Percent   Sole      Shared    Sole      Shared

BCM       512,111   5.8        9,500    502,611    9,500    502,611
CF        206,900   2.3            0    206,900        0    206,900
FCP       151,161   1.7            0    151,161        0    151,161
Carrino   373,561   4.2       15,500    358,061   15,500    358,061
Coleman   358,061   4.0            0    358,061        0    358,061

SCHEDULE 13D

CUSIP No. 521029108                                    Page 10 of 13 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since September 7, 1995.

          Purchase            Number         Price     Broker
Name       or Sale  Date      of Shares      Per Share Used

CF        P         9-11-95    5,000         15.2500   AJPA
FCP       P         9-11-95    5,000         15.2500   AJPA
CF        S         9-15-95    1,000         16.5000   STAR
CF        P         10-12-95   2,000         15.0000   STAR
FCP       P         10-13-95   5,000         15.6250   BRDG
CF        P         10-16-95   7,000         15.7500   BRDG
CF        P         10-23-95   7,000         15.1875   BRDG
CF        S         10-24-95   5,000         15.7500   STAR
BCM       P         10-24-95   2,000         15.5000   AJPA
BCM       P         10-24-95   5,000         15.5000   BRDG
FCP       P         10-27-95   1,000         15.8750   GRUN
FCP       P         10-27-95   6,000         16.0000   STAR
CF        P         10-27-95   5,000         15.7500   STAR
BCM       P         10-27-95   5,000         16.0000   STAR
BCM       P         10-30-95  15,000         15.0000   STAR
BCM       P         10-30-95  13,000         15.7159   GRUN
FCP       P         10-30-95   1,000         15.5000   BEAR
FCP       P         10-30-95   2,500         15.2000   AJPA
FCP       P         10-30-95   4,000         15.6250   BEAR
FCP       P         10-30-95   9,000         15.7159   GRUN
FCP       P         10-30-95  40,000         15.0000   STAR
CF        P         10-30-95  60,000         15.0000   STAR
CARRINO   P         10-31-95   5,000         16.3250   BEAR
BCM       S         10-31-95   8,200         16.5000   HOEN


     AJPA  -  A.J. Pace & Co., Inc.
     BEAR  -  Bear Stearns Securities Corp.
     BRDG  -  Bridge Trading Company
     GRUN  -  Gruntal & Co. Incorporated
     HOEN  -  Hoenig & Co., Inc.
     STAR  -  Starr Securities, Inc.

SCHEDULE 13D

CUSIP No. 521029108                                    Page 11 of 13 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Carrino and Coleman are the general partners of FCP and CF pursuant to limited partnership agreements providing to Carrino and Coleman the authority, among other things, to invest the funds of FCP and CF in Stock, to vote and dispose of Stock and to file this statement on behalf of FCP and CF. Pursuant to such limited partnership agreements, the general partners of FCP and CF are entitled to allocations based on assets under management and reali zed and unrealized gains. Pursuant to investment management agreements, BCM is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to BCM based on assets under management and realized and unrealized gains. Carrino is authorized by various individuals and entities to invest funds of those individuals and entities and to vote and dispose of those securities.
Carrino does not receive any fees for such activities.

SCHEDULE 13D

CUSIP No. 521029108                                    Page 12 of 13 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    November 8, 1995.

FOCUSED CAPITAL PARTNERS, L.P.          CADENCE FUND, L.P.

     /s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By:  ________________________
     Vincent A. Carrino                      Vincent A. Carrino
     General Partner                         General Partner

BROOKHAVEN CAPITAL MANAGEMENT
CO., LTD.

     /s/ Vincent A. Carrino             /s/ Vincent A. Carrino
By:  _______________________            _____________________________
     Vincent A. Carrino                      Vincent A. Carrino
     President
                                        DANIEL R. COLEMAN


                                        By:  Brookhaven Capital Management
                                             Co., Ltd., Attorney-in-Fact

                                                  /s/ Vincent A. Carrino
                                             By:  ______________________
                                                  Vincent A. Carrino
                                                  President

SCHEDULE 13D

CUSIP No. 521029108                                    Page 13 of 13 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Lawyers Title Corporation. For that purpose, the undersigned hereby constitute and appoint Brookhaven Capital Management Co., Ltd., a New York corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with said section 13(d) in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    November 8, 1995.

BROOKHAVEN PARTNERS, L.P.               CADENCE FUND, L.P.

     /s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By:  ________________________
     Vincent A. Carrino                      Vincent A. Carrino
     General Partner                         General Partner

BROOKHAVEN CAPITAL MANAGEMENT
CO., LTD.

     /s/ Vincent A. Carrino             /s/ Vincent A. Carrino
By:  _______________________            _____________________________
     Vincent A. Carrino                      Vincent A. Carrino
     President
                                        DANIEL R. COLEMAN


                                        By:  Brookhaven Capital Management
                                             Co., Ltd., Attorney-in-Fact

                                                  /s/ Vincent A. Carrino
                                             By:  ______________________
                                                  Vincent A. Carrino
                                                  President



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